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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 425



FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: CURIS, INC.

Date of Report:  June 7, 2000

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally.


Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Curis, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Curis, Inc., Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.
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Contacts:
Daniel Omstead, Eng. ScD                          Robert Gottlieb or
President and CEO                                 Michael Mitchell
Reprogenesis, Inc.                                Feinstein Kean Healthcare
(617) 499-2928                                    (617) 577-8110


FOR IMMEDIATE RELEASE:
----------------------

    Reprogenesis Reports Preclinical Studies in PNAS on Tissue Engineered
                        Product to Prevent (Re)stenosis


- Vascugel product, nearing clinical trials, will be part of Curis development portfolio, new regenerative medicine company being formed through merger of
       Creative BioMolecules (NASDAQ: CBMI), Reprogenesis and Ontogeny -

Cambridge, MA, June 6, 2000 - Scientists at Reprogenesis, Inc., the Massachusetts Institute of Technology and Boston University today reported research supporting the potential use of Vascugel, a perivascular tissue engineered implant to prevent (re)stenosis (the (re)occlusion of a treated blood vessel due to smooth muscle cell proliferation) and thrombosis (vessel occlusion due to the formation of blood clots), thereby enhancing the efficacy of cardiovascular procedures such as coronary artery bypass surgery and angioplasty. The study demonstrates that within blood vessels, multiple biochemical compounds are involved in regulating the processes that lead to
(re)stenosis and thrombosis, and ultimately the need for further vascular treatment. Results are published in the June 6 issue of the Proceedings of the National Academy of Sciences (PNAS).

Products based on this tissue engineering approach will become part of the regenerative medicine pipeline of Curis, Inc., which will be a new public company formed through an announced merger (pending shareholder approval) of Reprogenesis, Inc. Creative BioMolecules, Inc. (NASDAQ: CBMI) and Ontogeny, Inc. Curis plans to begin clinical trials with an initial product, Vascugel, later this year to prevent stenosis following coronary bypass surgery. Vascugel consists of endothelial (blood vessel wall) cells in a gelatin-based polymer matrix designed to be placed around the outside of a blood vessel, where for a period of weeks it provides a continuous supply of factors to inhibit unwanted smooth muscle cell proliferation (intimal hyperplasia).

"Normally, endothelial cells regulate blood vessel repair by maintaining a balance between cell growth promotion and inhibition. However, when

                                   - more -
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                                                         Reprogenesis, Inc. PNAS
                                                                    June 6, 2000
                                                                          Page 2

patients undergo interventional procedures to repair, remove or bypass blockages in blood vessels, this balance is disrupted and the blockages can return rapidly," said Elazer R. Edelman, M.D., Ph.D., Director, Harvard-MIT Biomedical Engineering Center. "Our studies demonstrate that these regulatory activities involve a complex interplay of several distinct signals. It is hard to imagine that a single drug could mimic this level of control and for this reason cellular implants are a logical means of replicating the normal multiple signaling environment that can prevent the return of existing or generation of new blockages."

"The results of this study, along with other published preclinical results, are a strong validation of the Vascugel approach to managing (re)stenosis," said Daniel R. Omstead, Eng Sc.D., President and CEO of Reprogenesis. "We expect to commence Vascugel's Phase I clinical trials in coronary bypass graft patients later this year. Vascugel is part of a pipeline of several products developed by Reprogenesis, including a pediatric reflux product, Chondrogel, which is currently in late-stage clinical development."

Coronary artery disease affects 12.2 million people and is the leading cause of death in the U.S. Currently there are 1.3 million coronary bypass grafts and transcatheter procedures in the U.S. each year and approximately 20-40 percent fail due to (re)stenosis, resulting in annual costs of over $1 billion.

"The use of tissue engineered cells to prevent (re)stenosis could represent an exceptional opportunity for advancing the value of regenerative medicine," said Doros Platika, M.D., President and CEO of Ontogeny who will serve as President and CEO of Curis. "Vascugel will bolster Curis' pipeline of products that repair and restore function and improve quality of life."

Specifically, the researchers compared the effect of normal endothelial cells in a matrix to endothelial cells genetically manipulated to produce low levels of a compound, called perlecan, believed to play a key role in blood vessel repair. When placed around porcine arteries following an angioplasty procedure, the normal cells significantly inhibited intimal hyperplasia. The perlecan deficient cells' ability to prevent intimal hyperplasia was reduced but not eliminated. In contrast to the normal cells' ability to inhibit injury related clotting (thrombosis), the perlecan deficient cells were completely ineffective in preventing occlusive thrombosis.

"Our data reflect that the cooperative action of endothelial cell factors is necessary to observe inhibition [of intimal hyperplasia]," the authors said. "These observations could be clinically relevant and may explain why single endothelial-derived products, aimed at one of the cellular events thought to

                                   - more -
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                                                         Reprogenesis, Inc. PNAS
                                                                    June 6, 2000
                                                                          Page 3

be involved in either thrombosis or smooth muscle cell proliferation, do not lead to full control of restenosis."

In addition to Dr. Edelman, authors on the paper included Matthew A. Nugent, Ph.D. of the Boston University School of Medicine, and Helen M. Nugent, Ph.D., Reprogenesis, Senior Scientist. The research is currently supported by the National Heart, Lung, and Blood Institute and by Reprogenesis through a $2 million Advanced Technology Program (ATP) grant, which was awarded by the National Institute of Standards and Technology (NIST) to Reprogenesis in 1999.

Curis, Inc. will be a leader in the emerging field of regenerative medicine. Formed by the merger of three Boston area biotechnology companies, Creative BioMolecules Inc., (NASDAQ: CBMI), Ontogeny, Inc. and Reprogenesis, Inc., Curis will combine insight gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to enable the development of new regenerative medicine therapies. Curis' pipeline will include: 1) a product which is currently under regulatory review in the United States, Europe and Australia; 2) multiple products in late-stage clinical development; 3) numerous early clinical and advanced preclinical products; and 4) a discovery engine that combines functional genomics and developmental biology across multiple medical indications. These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function are treated. Curis will be a publicly held company located in Cambridge, Massachusetts. For more information, please visit the Curis web site at http://www.Curis.com.

Reprogenesis, Inc. develops products for minimally invasive in vivo tissue augmentation and repair using the Company's proprietary technology, which presents therapeutic opportunities in a broad range of markets. The Company's pipeline is represented by products that create structural tissue to augment or correct anatomical defects, restore physiological function, and repair or restore anatomical organs. The technology is initially being applied in the areas of urology, cardiovascular biology, and plastic and reconstructive surgery.

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and
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                                                         Reprogenesis, Inc. PNAS
                                                                    June 6, 2000
                                                                          Page 4

merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10K for the year ended 1999.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it will contain important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Curis, Inc. on March 14, 2000, as amended. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.

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